

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2021

Joseph J. Wolk
Chief Financial Officer
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

   Re: Johnson & Johnson
    Form 10-K for the Fiscal Year Ended December 31, 2020
    Filed February 22, 2021
    File No. 001-03215

Dear Mr. Wolk:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences